March 28, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street N.E.

Washington, D.C. 20549

Attention:	Nudrat Salik

Michael Fay

Nicholas O'Leary

Jane Park

Re:	Siddhi Acquisition Corp (the “Company”)

Registration Statement on Form S-1

File No. 333-285648 Siddhi

Ladies and Gentleman:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of the Company that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on Monday, March 31, 2025, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we expect to distribute approximately 500 copies of the Preliminary Prospectus dated March 7, 2025 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

[Signature Pages Follow]

Very truly yours,

SANTANDER US CAPITAL MARKETS LLC

By:	/s/ Ryan Kelley
	Name:	Ryan Kelley
	Title:	Managing Director

By:	/s/ Conrad Rubin
	Name:	Conrad Rubin
	Title:	Managing Director

As Representative of the several underwriters

cc:	Gregg A. Noel, Skadden, Arps, Slate, Meagher & Flom LLP
Brian D. Paulson, Skadden, Arps, Slate, Meagher & Flom LLP

[Signature Page to Acceleration Request Letter]